UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number
	NOTIFICATION OF LATE FILING					001-36079
(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	CUSIP Number
	☐ Form N-SAR	☐ Form N-CSR				12542R 209
12542R 308
	For Period Ended:	August 31, 2018				12542R 506
12542R 704
	☐ Transition Report on Form 10-K					12542R 803
☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CHS Inc.
Full Name of Registrant
N/A
Former Name if Applicable
5500 Cenex Drive
Address of Principal Executive Office (Street and Number)
Inver Grove Heights, Minnesota 55077
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10‑K, 20-F, 11‑K, 10‑Q, 10-D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CHS Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended August 31, 2018 without unreasonable effort or expense within the prescribed time period for the reasons set forth below. The Company is in the process of finalizing the analysis it must undertake to determine the impact of certain technical accounting matters related to freight transactions and record any necessary adjustments to reflect the appropriate accounting treatment of these freight transactions within the underlying accounting records for all relevant periods and complete necessary disclosures pertaining to these technical accounting changes within the financial statements and accompanying notes to be included in the Annual Report on Form 10-K for the year ended August 31, 2018.

As described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on October 26, 2018, on October 22, 2018, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), after considering the recommendations of management, concluded that the Company’s audited consolidated financial statements for the fiscal years ended August 31, 2017, 2016, and 2015, included in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2017 (the “2017 Annual Report”) and the Company’s unaudited consolidated financial statements for the quarterly periods ended November 30, 2017 and 2016, February 28, 2018 and 2017, and May 31, 2018 and 2017, included in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2017, February 28, 2018, and May 31, 2018, (the "2018 Quarterly Reports”), should no longer be relied upon due to misstatements that are described in greater detail below, and that the Company would restate such financial statements to make the necessary accounting corrections.

During the preparation of the Company's Annual Report on Form 10-K for the year ended August 31, 2018, management of the Company noted potentially excessive valuations in the net derivative asset valuations relating to certain rail freight contracts purchased in connection with the Company’s North American grain marketing operations. Following the Company’s identification of these potentially excessive valuations, the Company engaged external counsel, which engaged forensic accountants to work with management of the Company, under the oversight of the Audit Committee, to conduct an investigation.

The investigation concluded that the misstatements in the Company's consolidated financial statements included in the 2017 Annual Report and 2018 Quarterly Reports were due to intentional misconduct by a former employee in the Company’s rail freight trading operations, as well as due to freight contracts not meeting the technical accounting requirements to qualify as a derivative financial instrument. The misconduct consisted of the former employee manipulating the mark-to-market valuation of rail cars that were the subject of rail freight purchase contracts and manipulating the quantity of rail cars included in the monthly mark-to-market valuation. In addition, the investigation revealed intentional misstatements that were made by the former employee to the Company’s independent registered public accounting firm in connection with its audit of the Company’s consolidated financial statements for the fiscal year ended August 31, 2017. During the course of, and as a result of, the investigation, the Company terminated the former employee and has taken additional personnel actions.

The Audit Committee, management and the Company's legal counsel reported the findings of the investigation to the Company's Board of Directors and to the Company's independent registered public accounting firm, and have discussed the evidence uncovered and conclusions reached in the investigation with the Staff of the Division of Enforcement of the SEC.

As a result of the work performed in relation to the freight misstatements, additional misstatements related to the elimination of intercompany balances were also identified. Although these intercompany misstatements resulted in the misstatement of certain financial statement line items, including revenues and cost of goods sold, the intercompany misstatements did not result in a material misstatement of income (loss) before income taxes or net income (loss).

In addition to the misstatements related to the freight contracts and intercompany eliminations, the Company is also making corrections related to previously identified other misstatements, unrelated to the investigation, that were not material, individually or in the aggregate, to the Company’s consolidated financial statements. These corrections primarily relate to certain misclassifications, adjustments to revenues and cost of goods sold and adjustments to various income tax and indirect tax accrual accounts.

The Company has concluded that the control deficiencies that failed to detect the intentional misconduct and misstatements described above constituted material weaknesses in internal control over financial reporting with respect to all impacted periods.
The Company did not design and consistently maintain effective monitoring controls related to the design and operating effectiveness of the Company's internal controls. Specifically:

•
The Company did not implement and reinforce an adequate process for monitoring the proper functioning of internal controls to verify that the Company's accounting policies and procedures are consistently and adequately being performed, as relevant, by a sufficient number of resources with the appropriate knowledge and training.

•	The Company did not design and maintain effective controls over the review of journal entries and account reconciliations in its Grain Marketing operations.

•	The Company did not design and maintain effective internal controls over the accounting for intercompany transactions.

•	The Company did not design and maintain effective controls over the accounting for freight contracts in its Grain Marketing operations.

•
The Company also did not design and maintain sufficient (i) testing and approval controls for program development to ensure the implementation of a new ERP system was aligned with business and IT requirements, or (ii) user access controls to ensure appropriate segregation of duties, or that adequately restrict user and privileged access to certain financial applications, programs, and data to appropriate personnel.

As a result of these material weaknesses, the Company has concluded that its internal controls over financial reporting and its disclosure controls and procedures were not effective.

The Company anticipates that it will complete and file its Annual Report on Form 10-K for the year ended August 31, 2018, by no later than December 14, 2018.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Timothy Skidmore	651	355-6000
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No
			☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

Due to the misstatement associated with the freight misstatements described above in PART III of this Form 12b-25, there were material changes to the Company's income (loss) before income taxes for the fiscal years ended August 31, 2017, 2016, and 2015 and for the nine months ended May 31, 2018, and the Company's income (loss) before income taxes for such periods will be restated.

The Company expects its restated income (loss) before income taxes for the fiscal years ended August 31, 2017, 2016 and 2015 to be approximately $(110.2) million, $402.1 million and $700.4 million, respectively. For the fiscal year ended August 31, 2018, the Company expects income before income taxes to be approximately $671.2 million.

The foregoing contains “forward-looking statements.” Forward-looking statements can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Such forward-looking statements include, but are not limited to, statements relating to impacts of the restatement of the Company’s consolidated financial statements and the Company’s future filings with the SEC. These forward-looking statements are subject to risks, uncertainties and other factors, including discovery of information in addition to or different from the information upon which such forward-looking statements are based. As a result of these matters, actual results may differ materially from those projected and the actual adjustments reflected in the restated financial statements to be issued by the Company may differ materially from the anticipated results expressed or implied in the forward-looking statements made in the foregoing discussion. Factors that could affect the Company’s actual results include the results of the continuing review into the employee misconduct described above and other various uncertainties disclosed in the Company’s reports filed with the SEC, including the 2017 Annual Report. The Company urges readers to take such factors and the possibility of such differences into account in any consideration of the forward-looking statements included in the foregoing and not to place undue reliance on such statements. The forward-looking statements included in the foregoing are made only as of the date of hereof, and the Company undertakes no obligation to update any of these forward-looking statements to reflect subsequent events or circumstances.

CHS Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	November 30, 2018	By	/s/ James M. Zappa
Name: James M. Zappa
Title: Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).